Exhibit 99.1

May 14, 2018

Appointment Of Former FMC Mill Manager Jim Harkins As Technical Advisor

●	Mr. Harkins has more than 35 years' experience in mineral processing including 20 years with FMC Lithium, where he served as mill manager at FMC's Hallman-Beam spodumene concentrator

●	Based near Charlotte, North Carolina, Mr. Harkins will provide peer review of the Company's metallurgical testwork and scoping study

●	Mr. Harkins' immense knowledge of spodumene processing and familiarity with the ores of the Carolina Tin-Spodumene Belt will be invaluable as Piedmont advances toward production

NEW YORK, May 14, 2018 /PRNewswire/ --Piedmont Lithium Limited ("Piedmont" or "Company") is pleased to announce that it has appointed Mr. Jim Harkins as a technical advisor to the Company. Jim will provide peer review and technical support for the Company's planned development of a spodumene concentrator in the historic Carolina Tin-Spodumene Belt ("TSB") located in North Carolina, United States.

Mr. Harkins has over 35 years' experience in mineral processing including 20 years in spodumene concentration. Mr. Harkins worked in increasingly senior engineering roles at FMC's historic Hallman-Beam mine and was in mill management positions for nine years until FMC ceased operations at Hallman-Beam in 1998. Mr. Harkins modernized and innovated processing at FMC during his tenure including successful application of some of the earliest commercially available ore-sorting technologies, modernization of flotation technology, and improvements in instrumentation and control.

Mr. Harkins considerable experience in design engineering, operations, management and quality control of spodumene concentration will provide the Company with tremendous knowledge as the Piedmont Lithium Project advances into further technical study. Mr. Harkins will participate in all aspects of Piedmont Lithium's metallurgical testwork program and engineering studies in a peer review capacity.

Jim Harkins holds a Bachelor of Science in Mineral Processing Engineering from West Virginia University, is a certified US Mine Safety and Health Administration (MSHA) instructor, an active member of SME and the American Society for Quality, and a former member of the NC State University Minerals Research Laboratory advisory board.

Keith D. Phillips, President and Chief Executive Officer, commented: "We are very pleased to welcome Jim Harkins to our team as a Technical Advisor. With 20 years of spodumene concentration experience, including 9 years as the mill manager at FMC's historic Hallman-Beam project, Jim is one of the world's foremost experts in spodumene concentration, and is a further example of the deep lithium industry talent pool available in Gaston County, NC."

For further information, contact:

Keith D. Phillips
President & CEO
T: +1 973 809 0505
E: kphillips@piedmontlithium.com

Anastasios (Taso) Arima
Executive Director
T: +1 347 899 1522
E: tarima@piedmontlithium.com

SOURCE Piedmont Lithium Limited